SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2010

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Announcement  |  Lisbon |  22 December 2010

Qualified Holding and Long Position

Portugal Telecom, SGPS S.A. (“PT”) informs that TPG-Axon Capital Management, LP (the “Management Company”) now holds a qualified holding and a long position corresponding to less that than 5% of PT’s share capital and corresponding voting rights, as follows:

Qualified Holding

On 21 December 2010, a TPG-Axon (Luxembourg), S.à r.l (the “Luxembourg Company”) disposed of 7,365,700 PT ordinary shares, over the counter. As a result of such transaction, a qualified holding corresponding to 37,929,088 ordinary shares representing 4.23% of the share capital and voting rights in PT is held by the Luxembourg Company.

Such qualified holding is attributed to the Management Company, which is in a control relationship with Mr. Dinakar Singh, an individual resident in New York, New York, United States of America, as follows.

The equity interests in the Luxembourg Company are held, in 67%, by TPG-Axon Partners, LP (the “Onshore Fund”), and, in 33%, by TPG-Axon Partners (Offshore), Ltd. (the “Offshore Fund”). The Luxembourg Company, the Onshore Fund and the Offshore Fund are managed by the Management Company, and TPG-Axon Partners GP, LLC is the general partner of the Management Company and of TPG-Axon Partners GP, L.P., which, in turn, is the general partner of the Onshore Fund. Additionally, the managing member of TPG-Axon GP, LLC is Dinakar Singh LLC, which is held and controlled by Mr. Dinakar Singh.

Long Position

On 21 June 2010, the Onshore Fund and the Offshore Fund became parties to a cash settled call option agreement (“Call Options”), with a financial position on a total of 6,000,000 shares representing 0.67% of PT’s share capital and voting rights. The Onshore Fund holds a position on 2,280,000 shares representing 0.25% of PT’s share capital and voting rights, and the Offshore Fund holds a position on 3,720,000 shares representing 0.41% of PT’s share capital and voting rights. (1)

(1)  PT was further informed that the Offshore Fund is carrying out a restructuring within which it has transferred, on 21 December 2010, its ownership interests in the Luxembourg Company and its Call Options to TPG-Axon International, L.P., which is wholly owned by the Offshore Fund.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

PT was also informed that the parties to the cash settled call option agreement referred to above may settle the Call Options on a certain date and at a price to be determined by reference to the share price of the PT shares, as underlying asset, as agreed between the parties.

In this light, and taking into consideration the qualified holding and the corresponding chain of control described above, the Management Company (which is in a control relationship with Mr. Dinakar Singh) holds a long position on 43,929,088 shares representing 4.90% of PT’s share capital and voting rights. (2)

This statement is pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code and article 2-A of the CMVM Regulation no. 5/2008, following a communication received from TPG-Axon Capital Management, LP, with registered office in New York, New York, United States of America.

(2)  Long position: Qualified holding corresponding to 37,929,088 shares representing 4.23% of the share capital and voting rights and Call Options on 6.000.000 shares representing 0.67% of the share capital and voting rights.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2010

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.